Results of the Annual General Meeting of Shareholders of
Woori Finance Holdings Co., Ltd.

The annual general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on March 21, 2014 and all four agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda details

1)	Approval of non-consolidated financial statements for the fiscal year 2013

(units: in millions of KRW, unless indicated otherwise)

< Consolidated >

Total Assets	340,690,382	Revenue	19,486,806

Total Liabilities	317,813,613	Operating Income	239,567

Capital Stock	4,030,077	Net Income	(537,688)

Total Shareholder’s Equity	22,876,769	Earnings Per Share (in KRW)	(704)

< Separate >

Total Assets	17,981,912	Revenue	320,732

Total Liabilities	4,237,306	Operating Income	90,472

Capital Stock	4,030,077	Net Income	(596,363)

Total Shareholder’s Equity	13,744,606	Earnings Per Share (in KRW)	(776)

2) Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Sang-Keun Oh	Apr. 27, 1956	1 year /New Appointment
- Current) Professor, Economics, Dong-A University
- Dean, Department of Economics, Dong-A University
- Director, The Korean Economic Association
- Ph.D. in Economics, University of Wisconsin-Madison
- MA, Economics, Seoul National University
- BA, Economics, SungKyunKwan University

Kang-Shik Choi	Aug. 2, 1960	1 year /New Appointment
- Current) Professor, School of Economics, Yonsei University
Dean, University College, Yonsei University
- Director, The Korean Economic Association
- Dean, Dept. of Knowledge & Information, Myongji University
- Research Fellow & Director, Korea Labor Institute
- Ph.D. in Economics, Yale University
- MA, Economics, Yonsei University
- BA, Economics, Yonsei University

Seong-Yeal Lim	May 27, 1963	1 year /New Appointment
- Current) Director, Planning & Coordination Department,
Korea Deposit Insurance Corporation
- Director, Risk Management Department,
Korea Deposit Insurance Corporation
- MPA, Seoul National University
- BA, Economics, Seoul National University

Min Chang	Jan. 24, 1965	1 year /New Appointment
- Current) Director, Research Coordination Division,
Korean Institute of Finance
- Advisor to the Chairman, Financial Services Commission
- Director, Monetary Policy Planning & Coordination Team, Bank of Korea
- Ph.D. in Economics, Michigan State University
- BA, Economics, Seoul National University

•	Total number of directors following the appointments: 7

•	Total number of outside directors following the appointments: 6

3) Appointment of Audit Committee members

Name	Date of Birth	Term / Appointment	Career & Academic Background
Hee-Yul Chai	Jan. 23, 1960	1 year /New Appointment
- Current) Professor, Economics, Kyonggi University
- Dean of Academic Affairs, Kyonggi University
- Non-Executive Director, Financial Services Commission
- Associate Professor, University of Lille, France
- Ph.D. in Economics, University of Paris X, France
- BA, Economics, Seoul National University

Sang-Keun Oh	Apr. 27, 1956	1 year /New Appointment
- Current) Professor, Economics, Dong-A University
- Dean, Department of Economics, Dong-A University
- Director, The Korean Economic Association
- Ph.D. in Economics, University of Wisconsin-Madison
- MA, Economics, Seoul National University
- BA, Economics, SungKyunKwan University

Kang-Shik Choi	Aug. 2, 1960	1 year /New Appointment
- Current) Professor, School of Economics, Yonsei University
Dean, University College, Yonsei University
- Director, The Korean Economic Association
- Dean, Dept. of Knowledge & Information, Myongji University
- Research Fellow & Director, Korea Labor Institute
- Ph.D. in Economics, Yale University
- MA, Economics, Yonsei University
- BA, Economics, Yonsei University

Seong-Yeal Lim	May 27, 1963	1 year /New Appointment
- Current) Director, Planning & Coordination Department,
Korea Deposit Insurance Corporation
- Director, Risk Management Department,
Korea Deposit Insurance Corporation
- MPA, Seoul National University
- BA, Economics, Seoul National University

Min Chang	Jan. 24, 1965	1 year /New Appointment
- Current) Director, Research Coordination Division,
Korean Institute of Finance
- Advisor to the Chairman, Financial Services Commission
- Director, Monetary Policy Planning & Coordination Team, Bank of Korea
- Ph.D. in Economics, Michigan State University
- BA, Economics, Seoul National University

•	Total number of Audit Committee members, who are outside directors: 6

•	Total number of Audit Committee members, who are not outside directors: 0

4) Approval of directors’ compensation limit